

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005044

no Act
PE 12/18/14

February 2, 2015

A.J. Ericksen
Baker Botts LLP
aj.ericksen@bakerbotts.com

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-2-15

Re: Cabot Oil & Gas Corporation
Incoming letter dated December 18, 2014

Dear Mr. Ericksen:

This is in response to your letter dated December 18, 2014 concerning the shareholder proposal submitted to Cabot by the New York City Police Pension Fund and the New York City Board of Education Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Cabot's intention to exclude the proposal from Cabot's proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Cabot may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

BAKER BOTTS L.L.P

ONE SHELL PLAZA
910 LOUISIANA
HOUSTON, TEXAS
77002-4995

TEL +1 713.229.1234
FAX +1 713.229.1522
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December 18, 2014

A.J. Ericksen
TEL: 713.229.1393
aj.ericksen@bakerbotts.com

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Cabot Oil & Gas Corporation
Shareholder Proposal of the Comptroller of the City of New York, as Custodian and Trustee of the New York City Police Pension Fund and Custodian of the New York City Board of Education Retirement System, Pursuant to Rule 14a-8 Regarding Proxy Access for Shareholders

Ladies and Gentlemen:

We are writing on behalf of our client, Cabot Oil & Gas Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, pursuant to Rule 14a-8(i)(9), the Company plans to omit from its proxy statement and form of proxy (collectively, the "2015 Proxy Materials") the shareholder proposal and the statements in support thereof (the "Proponent's Proposal") submitted by the Comptroller of the City of New York, as Custodian and Trustee of the New York City Police Pension Fund and Custodian of the New York City Board of Education Retirement System (collectively, the "Proponent"). A copy of the Proposal is attached hereto as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Proponent's Proposal may properly be excluded from the Company's 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief under Rule 14a-8 by use of the Commission email address, shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included his name and telephone number both in this letter and the cover email accompanying this letter. We are simultaneously forwarding a copy of this letter to the Proponent as notice of the Company's intent to omit the Proponent's Proposal from the 2015 Proxy Materials.

The Proponent's Proposal

The Proponent's Proposal seeks a non-binding shareholder resolution to request that the Company's Board of Directors (the "Board") adopt, and present to the Company's shareholders for approval, amendments to the Company's by-laws to implement proxy access for director nominations. Under the Proponent's Proposal, any shareholder or group of shareholders that collectively hold at least 3% of the Company's shares continuously for three years would be permitted to nominate candidates for election to the Board, and the Company would be required to list such nominees with the Board's nominees in the Company's proxy statement. Under the Proponent's Proposal, shareholders would be permitted to nominate up to 25% of the Company's Board. Specifically, the Proponent's Proposal states:

> RESOLVED: Shareholders of Cabot Oil & Gas Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:
>
> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
>
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to be named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
>
> c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination

was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given multiple nominations exceeding the one-quarter limit.

Basis for Exclusion

We believe that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proponent's Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

The Company's Proposal

The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal") and to recommend that shareholders vote to approve the Company Proposal. Specifically, the Board intends to seek shareholder approval of amendments to the Company's Amended and Restated Bylaws (the "Bylaws") to permit any shareholder or group of shareholders collectively owning 5% or more of the Company's common stock for three years to nominate candidates for election to the Board and require the Company to list such nominees with the Board's nominees in the Company's proxy statement. Under the Company Proposal, such a shareholder or group of shareholders would be permitted to nominate 20% of the Board, rounding down to the nearest whole number of Board seats. The specific text of the proposed Bylaw amendments implementing the Company Proposal will be included in the 2015 Proxy Materials.

Analysis: The Proponent's Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the 2015 Proxy Materials

The Company may exclude the Proponent's Proposal under Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials. A shareholder proposal may be excluded under Rule 14a-8(i)(9) if "the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that a company's proposal need not be "identical in scope or focus for the exclusion to be available." See Exchange Act Release No. 40018, at n. 27 (May 21, 1998). Accordingly, a company may exclude a shareholder-sponsored proposal where it seeks to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting (e.g., the ownership percentage threshold of the shareholder-sponsored proposal is different from the ownership percentage threshold included in the company-sponsored proposal). The Company Proposal seeks to address the same right as the Proponent's Proposal (the right of the Company's shareholders to nominate candidates for the Board to be included in the Company's proxy statement). The Company Proposal provides that any shareholder or group of shareholders owning 5% or more of the Company's shares (rather than 3% of the Company's shares, as was proposed by the Proponent) for three years could nominate a candidate for election to the Board to be included in the Company's proxy statement. Moreover, the Company Proposal provides that a shareholder or group of shareholders would be permitted to nominate 20% of the Board, rounding down to the nearest whole number of Board seats, rather than be permitted to nominate up to 25% of the Board, as was proposed by the Proponent. Because (i) the required share ownership percentage and (ii) the number of directors that can be nominated cannot be set at different levels, the Proponent's Proposal conflicts with the Company Proposal. Submitting the Proponent's Proposal and the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders that would likely result in inconsistent and ambiguous results.

The Staff has recently granted no-action relief under Rule 14a-8(i)(9) with respect a shareholder-sponsored proxy access proposal that conflicted with a company-sponsored proxy access proposal. See *Whole Foods Market, Inc.* (December 1, 2014) (concurring with the exclusion of a shareholder proposal seeking the right for one or more holders of 3% of the company's outstanding common stock for three years to make board nominations for up to 20% of the company's board seats or not less than two directors in the company's proxy materials when a company-sponsored proposal would permit a single shareholder owning 9% of the company's common stock for five years to make board nominations for the greater of one director or 10% of the company's board seats in the company's proxy materials).

The Company therefore requests that the Staff concur that the Proponent's Proposal may properly be excluded from the 2015 Proxy Materials because, under Rule 14a-8(i)(9), it conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proponent's Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 713.229.1393 or David Kirkland at 713.229.1101.

We appreciate your attention to this request.

Very truly yours,

BAKER BOTTS L.L.P.



A.J. Ericksen

AJE
Enclosure

cc: Michael Garland (via email)
Deidre L. Shearer (Cabot Oil & Gas Corporation)
J. David Kirkland, Jr. (Baker Botts L.L.P.)



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV


RECEIVED
OCT 22 2014
By

October 20, 2014

Ms. Deidre L. Shearer
Corporate Secretary
Cabot Oil & Gas Corporation
840 Gessner Road, Suite 1400
Houston, TX 77024

Dear Ms. Shearer:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System ("the Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Cabot Oil & Gas Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland
Enclosure

RESOLVED: Shareholders of Cabot Oil & Gas Corporation (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Cabot Oil & Gas Corporation **Cusip #: 127097103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 169,362 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Cabot Oil & Gas Corporation **Cusip #: 127097103**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 17,608 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: CABOT OIL & GAS CORP

Cusip: 127097103

Shares: 169,362

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: CABOT OIL & GAS CORP

Cusip: 127097103

Shares: 16,738

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President